 August 7,  2009

Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Klein Retail Centers, Inc.
Letter of Comment dated July 24, 2009
File No. 333-157962

Ms. Garnett:

Attached for filing with the Securities and Exchange Commission is Amendment No.2 to the Klein Retail Centers, Inc. registration statement on Form S-11.  Simultaneously with this filing I have delivered a courtesy copy of this amendment marked to show changes to Stacie Gorman, the Staff Attorney of record for this offering, and Jorge Bonilla, the reviewing accountant of record.

The  following responses address the comments of the reviewing staff of the Commission as set forth  in a comment letter dated April 16, 2009 (the "Comment Letter").  The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing  the  location of each response thereto in the Registration Statement.

General

1.  The Company is in the process of meetings and other communications with broker-dealers to form a selling group to assist in the offering. We have been informed by the Company that it maintains a website solely to provide information about the Company to such potential persons, that it only describes the Company and does not refer to the offering or the filing of a registration statement, and that no communications have been received from or sent to any persons interested in investment as a result of the website. The website was first put up on January 26, 2009, discontinued on June 19, 2009 and posted again on July 14, 2009 at the request of interested broker-dealers.   The site is now password protected.  In light of the stated purpose we do not believe that the website constitutes an offer of the Company's securities but rather provides important information to potential underwriters or selling agents about the Company's business.

Cassidy & Associates Letter	Page Number 2

2.  The Company intends to offer the convertible promissory notes in a series of unregistered offerings under Regulation D to accredited investors although no agreement for such offering has been executed.

In its Proposing Release on Revisions of Limited Offering Exemptions in Regulation D on August 3, 2007 the Commission recognized the staff's interpretive positions in the no-action letters in Black Box Incorporated (June 26, 1990) and Squadron Ellenoff, Pleasant & Lehrer (February 28, 1992) that under certain conditions a company may conduct a concurrent private offering during the registration period.  Importantly, in its interpretive guidance the Commission expanded the availability of the Black Box position and removed it from the category of just a no-action policy position to one having a legal analytic basis.  By endorsing a facts and circumstances analysis, the Commission has put to rest the "presumptive general solicitation arising from the filing of a registration statement" doctrine set out in the no-action letter in Michael Bradfield, General Counsel, Board of Governors of the Federal Reserve System (March 16, 1984).  See "SEC Provides Private/Public Offering Integration Guidance" Private Placements 2008, p. 203, at pp. 205-6 (Practicing Law Institute 2008).

The Company believes the in the light of the language of the Proposing Release the disclosure of the proposed potential offering of the convertible promissory notes in the registration statement does not, in itself, constitute an offering of those securities.  We believe that the possible sale of convertible promissory notes is an important disclosure to prospective purchasers of the common stock since such sales would impose a significant debt obligation upon the Company with a concomitant effect upon its financial statements.

Risk Factors

3.  The requested disclosure has been added and appears on page 6 of the prospectus.

4.  The requested disclosure has been added and appears on page 7 of the prospectus.

5.  The referenced disclosure has been removed.

Dilution

6.  The requested disclosure has been added and appears on page 11 of the prospectus.

Current Operations

7.  The disclosure will be updated once the appraisal information is received.  The Company has been informed by the appraisers that they expect to have completed their reports by August 14, 2009.  At this time, they have also informed the Company that the preliminary values contained in the new reports appear to be unchanged from those reported in the registration statement.

Cassidy & Associates Letter	Page Number 3

8.   The requested disclosure has been added and appears on page beginning on page 15 of the prospectus.

Management of the Shadow Retail Centers

9.  The requested disclosure has been added and appears on page 19 of the prospectus.

10.  The requested disclosure has been added and appears on page 20 of the prospectus.

Conflicts of Interest

11.  The requested disclosure has been added and appears on page 25 of the prospectus.

Management's Discussion and Analysis

12.   The requested disclosure has been added and appears on page 27 of the prospectus.

13.   The requested disclosure has been added and appears on page 31 of the prospectus.

14.   The requested disclosure has been added and appears on page 29 of the prospectus.

Executive Compensation

15.   The nine shadow properties now owned by the Company paid an aggregate of $40,416, $69,568 and $61,766 to Midwestern Management in 2008, 2007, and 2006, respectively.  These amounts were aggregated to the fees collected from the other 60 properties managed by Midwestern Management.  From the aggregate fees collected salaries and other expenses of that company were paid.  The salaries paid by Midwestern to Mr. Klein and other employees is not dependent upon the amount of work performed regarding any particular property, no allocation of services is recorded or kept and any salary is not proportionate to the fees received from any property including the nine shadow retail centers nor the amount of work performed on their behalf.  Mr. Klein did not receive a salary draw from Midwestern Management in 2008.

16.  The Summary Compensation Table reflects the issuance of shares to Mr. Klein.  There are no unexercised options nor stock that has not vested nor any equity incentive plan award and as such the Company believes that the disclosure in the Summary Compensation Table is more reflective of the stock issuance transaction to Mr. Klein than any such transaction contemplated in Item 402(p).

Security Ownership of Certain Beneficial Owners and Management

17.  The requested disclosure has been added and appears on page 31 of the prospectus.

Cassidy & Associates Letter	Page Number 4

Financial Statements

Report of Independent Registered Public Accounting Firm
18.  The noted typographical error has been corrected.

Note 5– Stockholders' Equity and Member's Equity

19.  All stock issuances/sales were at $5 per share until December 16, 2008 and December 18, 2008 when shares were sold at $0.01 per share.  The Company did not issue any shares at $5 per share subsequent to December 18, 2008.  The shares sold to third parties for cash of $49,580 on the Statement of Stockholders Equity contain both shares sold at $5 per shares and shares sold at $0.01  per share.  The shares issued for services were valued at $5 per share based on the third party sales of shares at $5 per share.  The measurement at fair value in accordance with SFAS 123(R) is based on using fair value per paragraph 7 of SFAS 123(R).

Item 32 and 33.  Sales to Special Parties and Sales of Unregistered Securities

20.  The requested disclosure has been added and appears in Item 32 and 33.

21.  The disclosure has been clarified to show the issuance of 50,000 to each of three entities.

22.  The requested disclosure has been added and appears in Item 32 and 33.

23.  In 2008, the company made several private issuances of securities to individuals and entities for assets and services pursuant to Section 4(2) of the Securities Act.  The company sold securities to 56 investors pursuant to the exemption provided by Rule 504 of Regulation D of the General Rules and Regulations of the Securities and Exchange Commission in a private offering of less than $1,000,000.

Exhibits

24.  The Staff's comment is noted.

Please note that the cover of the registration statement has been changed to ask for notices to counsel to be sent to Lee W. Cassidy, Esq., Cassidy & Associates, 215 Apolena Avenue, Newport Beach, California 92662 Telephone: (949) 673-4510 Facsimile: (949) 673-4525.

Sincerely,

Lee W. Cassidy